SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of July 2003

ECTEL LTD.

(Translation of Registrant`s Name into English)

43 Hasivim Street

Petach Tikva 49133

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

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Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on July 2, 2003, announcing 2003 Second Quarter Preliminary Results.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: ____________________________________

Avi Goldstein,
Senior Vice President and

Chief Financial Officer

Dated:  July 6, 2003

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Index to Exhibits

Exhibit No.	Exhibit
1	Press Release issued July 2, 2003

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ECtel Ltd. Announces Preliminary Second Quarter 2003 Results

Petah Tikva, Israel, July 2, 2003 - ECtel Ltd. (Nasdaq: ECTX) today announced that, based on preliminary estimates, it expects revenues for the second quarter ended June 30, 2003, to be between $10 and $11 million, compared to $15.2 million for the first quarter ended March 31, 2003.  The net loss for the second quarter, excluding a possible goodwill impairment charge described below, is expected to be between $6 and $8 million, or $0.33 to $0.45 per share compared to a net loss of $3.8 million or $0.21 per share for the first quarter.

Due to the results of the second quarter of 2003, ECtel will undertake a further evaluation of the goodwill on its balance sheet. The preliminary results mentioned above, do not reflect a possible goodwill impairment charge that could result from such evaluation. As of March 31, 2003 the total goodwill on the Company`s balance sheet was $16.3 million.

ECtel plans to report its final second quarter 2003 results by the end of July 2003.

Commenting on the preliminary results, Aharon Shech, President and CEO of ECtel said, "Our revenue decline in the second quarter reflects similar trends to those which affected our performance in the first quarter. These trends include the continued deferral of capital investments by customers and potential customers, lengthening of sales cycles and extended negotiations regarding credit terms sought by purchasers. In addition, global economic uncertainties continue to affect sales opportunities."

About ECtel

ECtel is a leading global provider of cutting-edge monitoring and Revenue Assurance solutions for converged telecommunications networks. Based on proprietary state-of-the-art hardware and software technologies, ECtel`s cost-effective systems are used by law enforcement agencies to fight terrorism and crime, and by telecommunications operators for Fraud prevention, Revenue Assurance and Quality of Service. Over 180 law enforcement agencies and telcos in more than 60 countries are using ECtel's state-of-the-art solutions in voice, data, cellular, VoIP and NGN networks.

ECtel Ltd. is traded on Nasdaq under the symbol ECTX. For additional information, visit the ECtel web site at www.ectel.com.

Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the slow- down in expenditures by telecom operators and governmental agencies, the unpredictability of the telecom market, product and market acceptance risks, the impact of competitive pricing, product development, dependence on several large customers, dependence on sales to governmental agencies, commercialization and technological difficulties, risks related to our operations in Israel and other risks detailed in the Company's filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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     Contacts:

ECtel Ltd.	ECtel Ltd.
Avi Goldstein	Chris Denis
Senior Vice President and CFO	Investor Relations Coordinator
Tel: +1-301-354-1113	Tel: 954-351-4492
Fax: +1-301-428-0638	Fax: 954-351-4306
Email: avig@ectel.com	Email: chrisd@ectel.com

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